Exhibit 3.1


                            AMENDMENT NO. 1 TO BYLAWS

                       OF FRANKLIN STREET PROPERTIES CORP.



      The Bylaws of Franklin Street Properties Corp. (the "Bylaws") are hereby amended as follows (all capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Bylaws):

1. Article II, Section 2 of the Bylaws is hereby deleted in its entirety and the following is inserted in lieu thereof:

      "Section 2: Annual Meeting. An annual meeting of the stockholders for the election of directors to succeed directors whose terms in office are expiring and the transaction of any business within the powers of the Corporation shall be held on a date (which date shall not be a legal holiday in the place where the meeting is to be held) and at the time set by the Board of Directors during the period between April 29 and May 29 (inclusive) in each year. If no annual meeting is held in accordance with the foregoing provisions, the Board of Directors shall cause the meeting to be held as soon thereafter as convenient."

2. Except as aforesaid, the Bylaws shall remain in full force and effect.

                                    Adopted by the Board of Directors on
                                    March 18, 2005